*AB 3/20

[redacted]

14048792

SEC MAIL RECEIVED MAR 04 2014 WASH. D.C. 193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53614

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Steben & Company, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9711 Washingtonian Blvd, Suite 400
(No. and Street)

Gaithersburg (City) MD (State) 20878 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carl Serger 240-631-7610
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800 (Address) Chicago (City) IL (State) 60606-3392 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/26

OATH OR AFFIRMATION

I, Carl Serger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Steben & Company, Inc, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Frederick County, Maryland
On this 10 day of FEB 2014
CARL SERGER
personally appeared before me and acknowledged that he/she executed the foregoing instrument.
Notary Public
My Commission Expires 10/16/17

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Steben & Company, Inc.

Financial Report
December 31, 2013

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act.

Steben
& COMPANY

Steben & Company, Inc.
9711 Washingtonian Blvd., Suite 400
Gaithersburg, MD 20878

240 631 7600 T
240 631 9595 F
www.steben.com

February 27, 2014

Steben & Company, Inc., a registered introducing broker, is submitting this audited annual report and its attachments as of and for the year ended December 31, 2013. The person whose signature appears below represents that, to the best of their knowledge, all information contained therein is true, correct and complete.

Carl A. Serger
Chief Financial Officer

Contents

McGladrey

Independent Auditor's Report

To the Stockholder
Steben & Company, Inc.
Rockville, Maryland

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Steben & Company, Inc. (the Company) as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 (SEAct) and Regulation 1.10 under the Commodity Exchange Act (CEAct), and the related notes (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Steben & Company, Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

Chicago, Illinois
February 27, 2014

Steben & Company, Inc.

Statement of Financial Condition
December 31, 2013

Assets		
Cash	$	9,503,060
Receivable from Managed Funds		2,739,515
Commissions receivable		80,195
Investments in Managed Funds		1,029,016
Other assets		1,779,440
Total assets	$	15,131,226
Liabilities and Stockholder's Equity		
Liabilities		
Commissions payable	$	1,072,838
Payable to Managed Funds		298,919
Accounts payable and accrued expenses		1,662,393
Total liabilities		3,034,150
Stockholder's equity		
Common stock (500,000 shares authorized, issued and outstanding, $0.002 par value)		1,000
Additional paid-in capital		129
Retained earnings		12,095,947
Total stockholder's equity		12,097,076
Total liabilities and stockholder's equity	$	15,131,226

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: Steben & Company, Inc. (the Company) was incorporated in the State of Maryland in 1989, is registered as a broker-dealer and investment adviser with the Securities and Exchange Commission (the SEC), and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also registered as an introducing broker and commodity pool operator with the Commodity Futures Trading Commission (the CFTC), and is a member of the National Futures Association (NFA).

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions between the Company and its customers through one or more bank accounts, each designated as special account for the exclusive benefit of customers of the Company. Because the Company effects no financial transactions with customers as defined in Rule 15c3-3(a)(1), the Company does not maintain a special account.

The Company is the general partner and commodity pool operator of Futures Portfolio Fund, Limited Partnership (Futures), Seneca Global Fund, L.P. (Seneca) and Sage Fund Limited Partnership (Sage). The Company is the general partner for Steben Select Multi-Strategy Partners, L.P. (Select Partners). The Company serves as the investment manager for Steben Select Multi-Strategy Fund (Select) and Steben Select Multi-Strategy Master Fund (Select Master). Collectively, Futures, Seneca, Sage, Select, Select Master and Select Partners, are referred to as the Managed Funds.

A summary of the Company's significant accounting policies follows:

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Consolidation: The Company's investment in Seneca and Select Partners represents a capital investment as general partner. The Company is also the general partner of Futures and Sage, but does not hold an investment in either fund. Additionally, the Company has investments in Select and Select Master. The Managed Funds' financial statements are not consolidated into the Company's financial statements pursuant to the Financial Accounting Standards Board's (FASB) consolidation guidance for general partners and the Company has concluded that consolidation of these investees is not required.

Use of estimates: Preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as, the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash: Cash consists of balances held at banks.

Investment in Affiliated Limited Partnerships: The Company's investment in Seneca represents an investment in general partner units of Seneca that is carried at fair value. Seneca is a Delaware limited partnership, which speculatively trades futures and over-the-counter contracts, including currency forwards, traded in the United States and internationally. The Company is required to maintain an interest in Seneca equal to the greater of one percent of aggregate capital contributions to Seneca by all partners, or $25,000. At December 31, 2013, the minimum required interest in Seneca was $454,000.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

The Company has invested in Steben Select Multi-Strategy Partners, L.P., a Delaware limited partnership, which is a feeder fund for Steben Select Multi-Strategy Master Fund, a fund of hedge funds. The Company's investment is carried at fair value.

Investment in Closed-End Funds: The Company has invested in Steben Select Multi-Strategy Fund and Steben Select Multi-Strategy Master Fund. These investments are carried at fair value. Select is a feeder fund for Select Master, a fund of hedge funds.

Managed Funds receivable and payable: The Company's receivable from Managed Funds represents fees due from the Managed Funds, as described in Note 3. Based on its historical collection pattern, the Company has not provided a reserve for uncollectible accounts. The payable to Managed Funds represents the general partner 1 percent allocation due to the Managed Funds.

Revenue recognition: Commissions are recorded based on the trade date of the underlying transaction. Management fees, selling agent fees, broker-dealer servicing fees, general partner 1 percent allocations and related expenses are recognized on the accrual basis.

Income taxes: No provision has been made for federal income taxes as the Company has elected to be taxed as an S corporation under the provisions of the Internal Revenue Code whereby income is taxable to the stockholder.

The Company evaluates the tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined there are no material uncertain income tax positions for the year ended December 31, 2013.

The Company is generally not subject to examination by U.S. federal and state tax authorities for tax years before 2010.

Incentive based compensation: The Company has granted phantom unit awards to certain employees. The phantom units are linked to the value of the Company's common stock and are settled in cash upon vesting which occurs upon a change in control event. The Company accounts for phantom unit awards as liability-based awards; however, as the awards only vest upon a change in control event, no liability and compensation expense is recognized until the occurrence of a change in control event. As of December 31, 2013, there were 100,000 outstanding phantom units. In 2013, no phantom units were awarded.

Recently adopted accounting pronouncements: In November 2011, the FASB issued new guidance that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. This guidance is effective January 1, 2013. The adoption of this guidance did not have a material impact on the Company's financial position or results of operations.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued, noting none.

Note 2. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1. Fair value is based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical instruments. The Company held no Level 1 financial instruments as of December 31, 2013.

Level 2. Fair value is based on quoted prices for similar instruments in active markets and inputs other than quoted prices that are observable for the financial instrument, such as interest rates and yield curves that are observable at commonly quoted intervals using a market approach. The Company held no Level 2 financial instruments as of December 31, 2013.

Level 3. Fair value is based on valuation techniques in which one or more significant inputs are unobservable. The Company's investment in general partner units of Seneca is valued based on published net asset values for limited partnership interests in Seneca. Redemption of the Company's investment in Seneca is subject to minimum contribution requirements applicable to the Company as Seneca's general partner. This financial instrument is classified within Level 3. The Company's investment in general partner units of Select Partners and shares of Select and Select Master are valued based on published net asset values. These investments are classified as Level 3 because of the restrictions on the ability to redeem its interests in the near term.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The Company values its investment in Seneca, Select, Select Master and Select Partners at fair value which is based on its proportionate share of the fair value of Seneca's underlying net assets and liabilities and are classified within Level 3 of the fair value hierarchy due to redemption restrictions.

Note 2. Fair Value of Financial Instruments (Continued)

The following summarizes the Company's fair value hierarchy for financial assets measured at fair value on a recurring basis as of December 31, 2013:

Description	Level 1	Level 2	Level 3	Total
Assets:				
Investment in Seneca Global Fund, L.P.	$ -	$ -	$ 794,660	$ 794,660
Investment in Steben Select Multi-Master Fund	-	-	107,152	107,152
Investment in Steben Select Multi-Fund	-	-	100,017	100,017
Investment in Steben Select Partners,	-	-	27,187	27,187
Total assets at fair value	$ -	$ -	$ 1,029,016	$ 1,029,016

The Company assesses the level of the investment at each measurement date, and transfers between levels are recognized at the measurement date in accordance with the Company's policy regarding the recognition of transfers between levels of the fair value hierarchy. For the year ended December 31, 2013, there were no such transfers.

The significant unobservable inputs used in the fair value measurement of the Company's investment in Seneca, Select, Select Master and Select Partners are redemption restrictions and for Seneca and Select Partners, the lack of a market for general partner interests.

Substantially all of the Company's other assets and liabilities are considered financial instruments and are reflected at fair value or at carrying amounts that approximate fair value because of short maturity of the instruments.

Note 3. Managed Funds

As the general partner of the Managed Funds, the Company conducts and manages their respective businesses. The Company earns management fees that are based on a fixed percentage (up to 1.5 percent per annum) of the month-end net asset value of the Futures, Seneca, Sage and Select Master. The Company also receives or pays a 1 percent allocation of any profits or losses, respectively, from Futures and Sage (the general partner 1 percent allocation).

The Company earns selling agent fees and broker-dealer servicing fees in connection with the efforts to attract and retain investors, which are based on a fixed percentage (ranging from 0.2 percent to 3.0 percent annually) of the month-end net asset value of Futures, Seneca and Sage. The Company, in turn, pays substantially all of the selling agent fees to the respective selling agents.

The Company pays certain expenses on behalf of the Managed Funds. Sage reimburses the Company for expenses, subject to a limit of 1 percent of the average month-end net assets. The Company may elect to reduce this percentage to absorb additional operating expenses of the Managed Funds. For Sage, the Company elected to reduce this percentage to 0.75 percent for the year ended December 31, 2013. Seneca reimburses the Company for administrative expenses, subject to a limit of 0.95 percent of average month-end net assets and offering expenses, subject to a limit of 0.75 percent of average month-end net assets.

Note 3. Managed Funds (Continued)

The Company earns an administrative fee equal to 0.45 percent per annum of average month-end net assets from Futures in connection with administrative expenses. The Company earns an operating services fee equal to 0.10, 0.15 and 0.30 percent per annum of average month-end net assets from Select Master, Select Partners and Select.

Receivable from and payable to Managed Funds at December 31, 2013, consists of:

	Receivable From	Payable To
Management fees	$ 1,247,273	$ -
Selling agent and broker-dealer servicing fees	1,082,254	-
General Partner 1 percent allocations	-	298,919
Receivable for reimbursable expenses	390,825	-
Offering expense	19,163	-
	$ 2,739,515	$ 298,919

Note 4. Commitments and Contingencies

The Company leases office space under a non-cancelable operating lease agreement that expires in 2023. At December 31, 2013, minimum annual rental commitments, exclusive of additional payments that may be required for certain increases in operating costs, are as follows:

2014	$ 207,589
2015	420,368
2016	430,877
2017	441,649
2018	452,668
Later years	2,179,667
Total	$ 4,132,818

In the ordinary course of business, the Company may be subject to various litigation and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's financial position, results of operations, or net cash flows.

Note 5. Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of any future obligation under these indemnifications to be remote.

Note 6. SIMPLE Individual Retirement Account

The Company maintains a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE) individual retirement account for the benefit of its employees. The Company matches contributions made by eligible employees up to a maximum of three percent of employee compensation, and all contributions are immediately vested.

Note 7. Off-Balance-Sheet Risk and Concentration of Credit Risk

The Managed Funds engage in the speculative trading of U.S. and foreign futures, options on futures contracts and forward contracts (collectively, derivatives). The Managed Funds are exposed to both market risk, the risk arising from changes in the fair value of the contracts, and credit risk, the risk of failure by another party to perform according to the terms of a contract. Theoretically, the Managed Funds, and the Company as general partner, are exposed to market risk equal to the notional contract value of derivatives purchased and unlimited on derivatives sold short. The Managed Funds' trading of forward contracts in unregulated markets between principals also exposes the Managed Funds and the Company to the risk of loss from counterparty nonperformance. The Company has established procedures to actively monitor the Managed Funds' market and credit risks. The Company does not anticipate nonperformance by these counterparties and has a policy of monitoring, as considered necessary, the creditworthiness of these counterparties.

The Company has cash on deposit with financial institutions that, at times, exceed federally insured limits. However, the Company does not believe that it is exposed to any significant credit risk.

Note 8. Net Capital Requirements

The Company is subject to the minimum net capital requirements of the SEC and the CFTC. Under the SEC Uniform Net Capital Rule (Rule 15c3-1), the Company is required to maintain "net capital" equal to the greater of $5,000 or 6-2/3 percent of "aggregate indebtedness," and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1 as these terms are defined. Under the CFTC Net Capital Requirements (Regulation 1.17), the Company is required to maintain "adjusted net capital," as this term is defined, equal to the greater of $45,000 or the amount required by its self-regulatory organization. "Net capital," "adjusted net capital," and "aggregate indebtedness" change from day to day, but as of December 31, 2013, the Company had net capital and net capital requirements of $6,513,923 and $202,278, respectively. The Company's net capital ratio was 0.47 to 1. The net capital requirements may effectively restrict, among other things, distributions to the stockholder.